UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number 000-51635

KODIAK OIL & GAS CORP.
(Translation of registrant’s name into English)

1625 Broadway, Suite 330 Denver, Colorado 80202
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KODIAK OIL & GAS CORP.
Date: July 13, 2006	By:	/s/ Lynn A. Peterson
Name: Lynn A. Peterson Title: President

FOR IMMEDIATE RELEASE: WEDNESDAY, JULY 12, 2006

KODIAK OIL & GAS PROVIDES OPERATIONAL UPDATE

DENVER - July 12, 2006 (CNW) - Kodiak Oil & Gas Corp. (AMEX: KOG; TSX Venture: KOG), an oil and gas exploration and production company with assets in the Green River and Williston Basins, today provided an interim update on its drilling and completion activities.

Green River Basin – Wyoming

Vermillion Deep
Permitting procedures are in process for several wells on Kodiak’s Vermillion Basin acreage in Sweetwater County, Wyo. During 2005, Questar Exploration, an independent Rockies exploration and production company, commenced drilling on a multi-pay Cretaceous gas exploration program targeting over-pressured gas in the Baxter Shale and Frontier and Dakota sandstones. The same operator recently announced a proposed environmental impact study (EIS) which includes plans for the drilling of over 4,000 wells on its acreage block over the next 30 years. Approximately a third of Kodiak’s acreage in the Vermillion Basin has been included in the EIS. The balance of Kodiak’s land has been excluded from the EIS so that drilling operations can continue while the EIS is being completed. The Company will pay its share of the EIS costs, which are not known at this time. Kodiak currently controls 49,427 gross acres (29,767 net), giving it the potential for nearly 750 locations based upon a 40-acre spacing pattern.

The North Trail-State #4-36 (approximate 48% working interest [WI] – Kodiak operated) is a proposed 14,625 foot test of the Baxter Shale and Frontier and Dakota sandstones. The nearest third-party production from the targeted Formations is approximately three miles southwest of the proposed location. The Trail #31 well was placed on production in June 2006 with an initial flow rate of 3.8 MMcf per day. Drilling operations on the North Trail-State #4-36 should commence during the fall of 2006. The Company is currently permitting three additional locations in the same section.

Kodiak is permitting four wells in its Horseshoe Basin Unit to test the Baxter Shale and Frontier and Dakota sandstones. The nearest third-party production from the targeted Formations is located approximately six miles east in the Canyon Creek and Whiskey Canyon Units. The #5-3 HB Unit (approximate 40% WI – Kodiak operated) well will be drilled to a total depth of 13,750 feet. Pipeline right-of-way is in process and it is anticipated that drilling will commence in late fall 2006.

Approximately six miles northwest of the North Trail #4-36 and 15 miles northeast of the Horseshoe Basin Unit, Kodiak has permitted the #1-8 CR Unit (approx. 45% WI – Kodiak operated) well in its Chicken Ranch Unit. The proposed total depth is 14,800 feet to test the productive potential of the Baxter Shale and Frontier and Dakota sandstones. The Company estimates that the well will spud in early 2007, subject to BLM lease stipulations.

In addition to its own locations, Kodiak owns varying working interest in acreage blocks that are within close proximity to locations permitted by another operator that are expected to be drilled during 2006. The proposed wells are located in the Trail Unit in Sweetwater County, Wyo. and the Sparks Ridge Unit in Moffat County, Colo.

Vermillion Shallow
The Company intends to participate in up to five Almond test wells (approximate 6,000 feet test) on its Chicken Springs Prospect (50% WI; non-operator) in Sweetwater County, Wyo. The locations will be drilled vertically and are direct offsets to the Company’s three producing wells in the field and are intended to develop Almond sands natural gas potential. In addition, Kodiak recently participated for its working interest in fracture stimulation work on the #2-31H well. This horizontal well was drilled in late 2005 and tested the natural gas potential of the Almond coals. The frac fluid is currently being flowed back and production information is not available at this time.

At June 30, 2006, Vermillion Shallow production was 210 thousand cubic feet of natural gas equivalent net to Kodiak.

Williston Basin – Montana and North Dakota
Kodiak recently completed drilling operations on the Kodiak Grizzly #13-6H well (62.5% WI – Kodiak operated) in McKenzie County, N.D. The well tested the oil-prone Bakken Formation and was drilled to a vertical depth of 10,500 feet with dual-laterals and total measured depth of 19,397 feet. Completion work is scheduled for later this week. Approximately two miles to the west, the Company commenced drilling the Grizzly Federal #4-11H well (62.5% WI – Kodiak operated) a projected tri-lateral well on a 960-acre drilling unit.

Kodiak recently completed a 20-square-mile 3-D shoot over its Wrangler/Lowell prospect (50% WI –Kodiak operated) in Sheridan County, Mont. The program was shot immediately to the west of where the Company has four producing Mission Canyon Formation wells. The seismic data will be processed and evaluated with development drilling scheduled to be commenced in late summer 2006. Kodiak has permitted two development locations in an attempt to further delineate its current Field.

The Company has set a pumping unit to attempt completion on the Pederson #14-9H well (43.75% WI –Kodiak operated) in Divide County, N.D. Electric lines are currently being installed for the pumping unit with production expected to commence by mid July. The horizontal well was drilled to an approximate vertical depth of 10,600 feet and a total measured depth of 14,725 feet to test the Red River C Formation.

At June 30, 2006, Kodiak’s net production from its Williston Basin projects was 150 barrels of oil per day.

Management Comment
Lynn Peterson, President and CEO of Kodiak Oil & Gas commented: “Our growing Williston production is providing Kodiak with meaningful cash flow during a time of unprecedented high-oil-price environment. With Williston’s stability, marked by recent Bakken success, we can focus on our over-pressured Baxter Shale and Dakota and Frontier tests scheduled for the second half of 2006. We expect that the EIS will also provide value to shareholders upon completion. By having a plan of development in place and approved by the BLM, we believe our future drilling can best exploit the Baxter Shale potential. Depending of course upon success, Kodiak’s initial modest exploration investment in the Vermillion Basin could yield a strong inventory of reinvestment opportunities going forward.”

First Albany Capital Conference
Kodiak Oil & Gas also today announced its participation in the 2006 First Albany Capital Emerging Resource Plays Conference to be held in New York on July 19, 2006. Kodiak’s Management will provide an update on Kodiak’s Vermillion Basin and Williston Basin plays to institutional investors on Wednesday, July 19, 2006 at 11:30 AM EDT. Interested parties may review the Company’s presentation, which is now available on Kodiak’s website at www.kodiakog.com.

About Kodiak Oil & Gas Corp.
Kodiak Oil & Gas, headquartered in Denver, is an independent energy exploration and development company focused on exploring, developing and producing oil and natural gas in the Williston and Greater Green River Basins in the U.S. Rocky Mountains. For further information, please visit www.kodiakog.com. The common shares of the Company are listed for trading on the American Stock Exchange and the TSX Venture Exchange under the symbol “KOG.”

Forward-Looking Statements
This press release includes statements that may constitute “forward-looking” statements, usually containing the words “believe,” “estimate,” “project,” “expect” or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a well is actually developed. Forward-looking statements in this document include statements regarding the Company’s exploration, drilling and development plans, the Company’s expectations regarding the timing and success of such programs, and the Company’s expectations regarding production from its Williston property. Factors that could cause or contribute to such differences include, but are not limited to, fluctuations in the prices of oil and gas, uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities, competition, operating risks, acquisition risks, liquidity and capital requirements, the effects of governmental regulation, adverse changes in the market for the Company’s oil and gas production, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information, please contact:
Mr. Lynn A. Peterson, President, Kodiak Oil & Gas Corp., +1-303-592-8075
Mr. David Charles, EnerCom, Inc. +1-303-296-8834
Ms. Heather Colpitts, Associate Account Manager, CHF Investor Relations, +1-416-868-1079 x.223